United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: August 12th, 2003	By:	/S/ Jean-Pascal Beaufret

Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Improvement of outlook for Alcatel’s long term debt credit rating by Standard & Poor’s

Paris, August 11, 2003 — Today Standard & Poor’s outlook for Alcatel’s (Paris: CGEP.PA and NYSE: ALA) long term debt credit rating has been upgraded from negative to stable.

S&P’s decision primarily reflects the achievements of Alcatel’s extensive on-going restructuring plan. Alcatel returned to operating profitability in Q2 2003 with an improved gross margin. In addition, Alcatel’s net cash position was positive for the third successive quarter.

Alcatel is strongly committed to re-acquire its investment grade status and is convinced that it is adjusting its cost base and financial structure on a timely basis in the current environment.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release may contain forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to third quarter 2003 revenue, operating income and 2003 breakeven points (ii) Alcatel’s ability to remain competitive and a leader in the industries in which it operates, and its future growth including without limitation growth in market share, the telecom industry and market conditions in general; and (iii) the benefits to Alcatel in 2003 from its restructuring efforts and strategic moves. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its restructuring efforts and strategic moves and whether these efforts will achieve their expected benefits, including contributing to both improved gross margins, the achievement of breakeven targets and improved operational profitability, among other benefits; the economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sales increases and realization of positive operating income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Alcatel
 Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in innovative applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Régine Coqueran	Tel : +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations Contacts
Claire Pedini	Tel : +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com